UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: March 23, 2005

                        Commission File Number 001-12510
                                              -----------
                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No    X
                              ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On March 23, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it has received from escrow the final purchase amount for the approximately 85% of the shares of Disco S.A., which it transferred on November 1, 2004 to the Chilean retailer Cencosud S.A., after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco. The transaction, which Royal Ahold and Cencosud entered into on March 5, 2004, still requires Argentine antitrust approval, although this will not affect Royal Ahold's retention of the purchase amount. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        KONINKLIJKE AHOLD N.V.


                                             /s/ H.R. Ryopponen
                                        -----------------------------------
Date: March 23, 2005                    By:    H.R. Ryopponen
                                        Title: Executive Vice President and CFO

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
                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Royal Ahold press release dated March 23, 2005, announcing that the Company has received from escrow the final purchase amount for the approximately 85% of the shares of Disco S.A., which it transferred on November 1, 2004 to the Chilean retailer Cencosud S.A., after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco. The transaction, which Royal Ahold and Cencosud entered into on March 5, 2004, still requires Argentine antitrust approval, although this will not affect Royal Ahold's retention of the purchase amount

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